

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

<u>Via U.S. mail</u>
Mr. Mariusz Girt
President and Director
Delaine Corporation
393 Crescent Avenue
Wyckoff, NJ 07481

     Re: Delaine Corporation
              Form 8-K Item 4.01
              Filed November 7, 2012
              File No. 0-54583

Dear Mr. Girt:

     We issued comments on the above captioned filing on November 14, 2012. On June 13, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

     As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

     You may contact me at (202) 551-3743 if you have any questions.

                   Sincerely,

                   /s/ Jenn Do

                   Jenn Do
                   Staff Accountant